UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CREDO PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-8877	84-0772991
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1801 Broadway Street, Suite 900
Denver, Colorado		80202
(Address of principal executive		(Zip Code)
offices)

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act Registration Statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1                                      Description of Securities to be Registered.

On April 9, 2009, the Board of Directors of CREDO Petroleum Corporation, a Delaware corporation (the “Company”), entered into a Rights Agreement dated April 9, 2009 with Computershare Trust Company, N.A. as the Rights Agent (the “Rights Agreement”).  The Rights Agreement sets forth the terms under which the Company would issue preferred share purchase rights (the “Rights”).  The Rights Agreement became effective immediately following the effectiveness of the reincorporation merger of the Company with Credo Petroleum Corporation, a Colorado corporation (“Credo Colorado”).  Prior to the merger, the Company was a wholly-owned subsidiary of Credo Colorado.  The Board concurrently declared a dividend (the “Dividend”) of one Right for each outstanding share of common stock, par value $.10 per share, payable on April 10, 2009 to holders of record on that date.

The Board of Directors has authorized the adoption of the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, the Rights will impose a significant penalty upon any person or group which acquires beneficial ownership of 15% or more of the Company’s outstanding common stock without the prior approval of the Board of Directors.  The Rights Agreement provides an exemption for any person who is, as of April 10, 2009, the beneficial owner of 15% or more of the Company’s outstanding common stock, so long as such Person does not, subject to certain exceptions, acquire additional common stock of the Company.  The Company, its subsidiaries, its employee benefit plans, and any entity holding common stock for or pursuant to the terms of any such plan will also be excepted.  The Rights Agreement will not interfere with any merger or other business combination approved by the Board of Directors.

Following is a summary of the terms of the Rights Agreement.  This description is qualified in its entirety by reference to the full text of the Rights Agreement attached as Exhibit 4.1 hereto.

THE RIGHTS.  The Rights will initially trade with, and will be inseparable from, the common stock.  The Rights will be evidenced only by certificates that represent shares of common stock, and not by separate certificates.  New Rights will accompany any shares of common stock the Company issues after April 10, 2009 until the earlier of the Distribution Date (described below) or the redemption or the expiration of the Rights.

EXERCISE PRICE.  Each Right will allow its holder to purchase from the Company one one-thousandth of a share of a Series A Junior Participating Preferred Stock (a “Preferred Share”) for $30.00, once the Rights become exercisable.  Each one-thousandth of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY.  The Rights will not be exercisable until:

•                  10 days after the public announcement that a person or group has become an  “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock, or, if earlier,

•                  10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are void and may not be exercised.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON.

•                  FLIP IN.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $30.00, purchase shares of our common stock with a market value of $60.00, based on the market price of the common stock prior to such acquisition.

•                  FLIP OVER.  If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $30.00,  purchase shares of the acquiring corporation with a market value of $60.00, based on the market price of the acquiring corporation’s stock prior to such merger.

PREFERRED SHARE PROVISIONS.

Each one one-thousandth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle holders to quarterly dividend payments of $.001 per each one one-thousandth of a Preferred Share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•                  will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to    the payment made on one share of common stock, whichever is greater.

•                  will have the same voting power as one share of common stock.

•                  if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

EXPIRATION.  The Rights will expire on April 10, 2019.

REDEMPTION.  The Board of Directors has the right to redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right.  The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

EXCHANGE.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Board shall have the right to extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS.  The Board shall have the right to adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock.  No adjustments to the exercise price of less than 1% will be made.

AMENDMENTS.  The Board of Directors has the right to amend the terms of the Rights Agreement without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, the Board of Directors will not have the right to amend the agreement in a way that adversely affects holders of the Rights.

Item 2	Exhibits

4.1

Rights Agreement, dated April 9, 2009 between Credo Petroleum Corporation, a Delaware corporation and Computershare Trust Company, N.A. (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 10, 2009).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 10, 2009.

Credo Petroleum Corporation

By:	/s/ James T. Huffman
James T. Huffman
Chief Executive Officer